Filed by Federated Department Stores, Inc.
Commission File No. 001-13536
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: The May Department Stores Company
Commission File No. 001-00079

Federated Department Stores, Inc.
March 15, 2005
Slide Presentation at Bank of America Conference

FEDERATED UPDATE

2004 was a great year for Federated

•	Sales ahead of plan and compared favorably to competition

•	EPS exceeded guidance

•	Operating margin increased over last year

•	Generated significant cash flow

•	Utilized cash by buying back stock, paying higher dividend and repurchasing high cost debt

Delivered these financial results while making progress on Four Priorities and positioning company for future.

UPDATE ON FOUR PRIORITIES

Assortments

•	Over a third of 2004 sales came from private brands and exclusive/limited distribution product. Private brands represented 17.4% of sales in 2004.

•	Increased our proportion of “Better/Best” goods in “Good/Better/Best” breakdown

•	Continued to increase inventory turnover

Pricing
Continued to reduce “value add” days overall — and reduced public days even more. Increased usage of “value add” offers associated with proprietary card usage.

Modest increase in everyday value program

Rolling out 20/20 program more broadly

•	Focuses on-order on best sellers

•	More timely markdowns

Shopping Experience
Significant improvement in customer response letter score.

Implemented 32 inch aisle width standard.

Reinvent initiatives now in 156 stores representing over 50% of Macy’s sales.

Testing new reinvent initiatives.

Marketing
Roll out of national Macy’s advertising campaign.

Developed and executed new loyalty program.

Created brand strategy.

Names changed to Macy’s as of 3/6/05.

MAY MERGER

Transaction
On February 28, Federated and May announced that we had entered into a merger agreement.

Each share of May will be converted into the right to receive $17.75 per share of cash and .3115 shares of Federated stock.

Equity value about $11b plus approximately $6b of debt for a total consideration of approximately $17b.

As part of transaction, we have committed to increasing our annual dividend to $1 per share.

Why are we so excited about combination?
Creates $30b retailer which will be able to compete more effectively

•	Increased scale and efficiencies allowing us to offer better value proposition to customers

•	National footprint for Macy’s — little overlap

•	Leverage of brand names and private brands

•	Opportunity to share best practices

As a result, we expect to accelerate comp store sales growth and improve the profitability of combined entity.

Financial Impact
Expense Synergies: $175MM in 2006/$450MM in 2007

•	Consolidation of Corporate/Support Functions

•	Division integration

•	Sharing of Best Practices

Sales: Approximately .5% per year added growth starting in 2007

•	May Stores: Private Brand, Reinvent, Four Priorities

•	All Stores: Ability to offer more value, Best Practices

Expected disruption hurts sales in 05/06

Store dispositions: Too early to be specific

One time Costs: $1 billion

Accretive to EPS starting in 2007

Internal rate of return of cash flows above our Cost of Capital

Credit ratios temporarily weakened but are restored quickly due to strong cash flow generation and potential asset sales (i.e. credit, store locations)

Financing needs will vary depending on asset sale decisions

CONCLUSION
Federated, with our continued progress on our Four Priorities, is ready to execute our strategy across much larger store base.

While it will be challenging, we are experienced at department store integrations and we will structure transition efforts in a way to minimize disruption to base business.

      We look forward to providing periodic updates on our progress once the transaction has closed.

* * *

FORWARD-LOOKING STATEMENTS

This document contains statements about expected future events and financial results that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Federated and May, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Federated and May’s management and are subject to significant risks and uncertainties. Actual results could differ materially from those expressed in the forward-looking statements contained in this document because of a variety of factors, including: the failure of Federated and May stockholders to approve the transaction; a significant change in the timing of, or the imposition of any government conditions or legal impediments to, the closing of the proposed transaction; the risks that the businesses will not be integrated successfully; the extent and timing of the ability to obtain revenue enhancements, cost savings and other synergies following the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; transaction costs associated with the renovation and conversion of stores, manufacturer’s outlets, off-price and discount stores; general consumer spending levels, including the impact of the availability and level of consumer debt; and the effects of weather. Additional factors that may affect the future results of Federated and May are set forth in their respective filings with the

Securities and Exchange Commission (“SEC”), which are available at www.fds.com and www.maycompany.com, respectively.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, a registration statement, including a joint proxy statement/prospectus, and other materials will be filed with the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (when available) as well as other filed documents containing information about Federated and May at the SEC’s website (www.sec.gov). Free copies of Federated’s SEC filings are also available on Federated’s website at www.fds.com, or by request to Office of the Secretary, Federated Department Stores, Inc., 7 West Seventh Street, Cincinnati, OH 45202. Free copies of May’s SEC filings are also available on May’s website at www.maycompany.com, or by request to Corporate Communications, The May Department Stores Company, 611 Olive Street, St. Louis, MO 63101-1799.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PARTICIPANTS IN THE SOLICITATION

Federated, May and their respective officers and directors and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies from Federated or May’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of Federated is available in its proxy statement filed by Federated with the SEC on April 15, 2004. Information regarding the officers and directors of May is available in its proxy statement filed by May with the SEC on April 22, 2004. More detailed information regarding the identity of potential participants and their direct and indirect interests in the solicitation, by security holdings or otherwise, will be set forth in the registration statement and joint proxy statement/prospectus and other materials to be filed with the SEC in connection with the proposed transaction.